Exhibit 4.2

EDAP TMS S.A.

2022 FREE SHARE PLAN

restricted stock units

Adopted by the Board of Directors on November 8, 2022

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1.	Implementation of the free share plan

Pursuant to the authorization on June 30, 2022 by the shareholders of EDAP, a French société anonyme whose registered office is located at Parc d’Activité de La Poudrette Lamartine, 4, rue du Dauphiné, 69120 Vaulx-en-Velin, France and whose identification number is 316 488 204 R.C.S. Lyon (hereafter referred to as the “Company”), on November 8, 2022, the Board of Directors adopted the 2022 free share plan (hereinafter, and as it may be amended from time to time in accordance with the provisions hereof, the “2022 Free Share Plan”), stating the conditions and criteria for the allocation of free shares for the benefit of employees or certain categories of such employees, and/or corporate officers who meet the conditions set forth by Article L. 225-197-1 II of the French Commercial Code of the Company or any company or economic interest group in which the Company holds, directly or indirectly, 10% or more of the share capital and voting rights at the date of allocation of said shares. The 2022 Free Share Plan provides for the allocation of up to a total of 600,000 free shares of the Company to the benefit of eligible employees and officers. In addition to any other powers set forth in the 2022 Free Share Plan and subject to the provisions of the 2022 Free Share Plan, the Board of Directors shall have the full and final power and authority, in its discretion, to determine the terms, conditions and restrictions applicable to each Allocation (which need not be identical) and any Free Shares acquired pursuant thereto.

2.	Definitions

Under the present 2022 Free Share Plan, the following terms and expressions starting with a capital letter shall have the following meaning and may be used indifferently in the singular or in the plural form:

"Acquisition Date"	refers to the date when the Free Shares have been definitively acquired by the relevant Beneficiary;

"Agreed Leave"	refers to any leave of absence of more than three months having received a prior approval from the Company or requiring no prior approval under U.S. laws. Agreed Leaves shall include leaves for illnesses, military leave, and any other personal leave or conditions about which the employee has advance knowledge. Agreed Leave shall not include any absence considered as effective working time, such as maternity leave, of whatever duration, which shall not automatically result in a termination of the employment relationship between the Beneficiary and the Company or the Group.

"Allocation"	refers to the decision of the Board of Directors to allocate Free Shares to a given Beneficiary. This Allocation constitutes a right to be granted Free Shares at the end of the Vesting Period subject to compliance with the conditions and criteria set forth by the present 2022 Free Share Plan;

"Allocation Date"	refers to the date when the Board of Directors decided to allocate Free Shares under the 2022 Free Share Plan to a given Beneficiary or Beneficiaries;

"Allocation Letter"	refers to the notice, substantially in the form set forth in Exhibit 1, which informs a given Beneficiary of the Allocation of Free Shares, as stated in Article 5 of the 2022 Free Share Plan;

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"Beneficiaries"	refers to the person(s) for whose benefit the Board of Directors decided an Allocation of Free Shares as well as, as the case may be, his or her heirs;

“Board of Directors”	refers to the Company’ s board of directors;

"Bylaws"	refers to the Company’s bylaws in force at the date referred to;

“Change in Control”	refers to a merger of the Company into another corporation or a sale by one or several shareholders, acting alone or in concert, of the Company to one or several third parties of a number of shares resulting in a transfer of more than fifty per cent (50%) of the shares of the Company to said third parties;

"Disability"	refers to (i) for French Beneficiaries, the disability of a Beneficiary corresponding to the second or third of the categories provided by Article L. 341-4 of the French Social Security Code, or (ii) for U.S. Beneficiaries, disability as defined under the U.S. Internal Revenue Code Section 409A(a)(2)(C);

"Free Shares"	refers to the shares which will be allocated to a Beneficiary in accordance with the 2022 Free Share Plan, and issued or which will be issued by the Company (and reflected in its current share capital) as of the applicable Acquisition Date;

"Group"	refers to the Company and to all the companies and groups affiliated to the Company within in the meaning of Article L. 225-197-2 of the French Commercial Code;

"Holding Period"	refers to the period, if any, starting on the Acquisition Date, during which a Beneficiary may not transfer or pledge his or her Free Shares, by any means, or convert them into the bearer form; it being specified that the total duration of both the Vesting Period and the Holding Period may in no event be less than two years as from the Allocation Date pursuant to applicable French law;

"Presence"	refers to the presence of the Beneficiary in his or her capacity as employee and/or corporate officer of the Company or of any of the companies of the Group;

"Regulated Market"	refers to a regulated market in the meaning of Article L. 421-1 of the French monetary and financial code (Code monétaire et financier) the list of which is established and up-dated by the French Minister in charge of the economy upon proposal from the AMF. It is noted that this list does not include the Nasdaq Stock Market on the date of adoption of the 2022 Free Share Plan by the Board of Directors;

"Trading Day"	refers to the working days when the Nasdaq Stock Market proceeds to the listing of shares on the Nasdaq Stock Market other than days when the listing ends prior to the usual closing hour;

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"Vesting Period"	refers to the minimum one year period starting on the Allocation Date and ending on the Acquisition Date, being specified that the Board of Directors may decide to extend this period for all or part of the Free Shares and/or provide for vesting in tranches, as stated in the corresponding Allocation Letter;

“Working Day”	refers to any day on which legal business can be conducted within the Company, i.e. every Monday, Tuesday, Wednesday, Thursday and Friday, as long as it is not a public holiday.

3.	Purpose

The 2022 Free Share Plan sets forth the conditions and criteria for the allocation of Free Shares under the 2022 Free Share Plan, pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code and to the authorization granted by the shareholders’ meeting of the Company dated June 30, 2022.

The purposes of the 2022 Free Share Plan are:

-	to attract and retain the best available personnel for positions of substantial responsibility;

-	to provide additional incentive to Beneficiaries; and

-	to promote the success of the Company's business.

4.	Beneficiaries: Eligible Employees

Pursuant to the authorization of the shareholders’ general meeting dated June 30, 2022, the Board of Directors of the Company will approve the list of Beneficiaries among employees of the Group, together with the indication of the number of Free Shares allocated to each of them.

5.	Notice of the Allocation of the Free Shares

The notice of the Allocation of Free Shares to each Beneficiary shall be made pursuant to an Allocation Letter made available to the Beneficiary together with a copy of the present 2022 Free Share Plan, indicating the number of Free Shares allocated to the Beneficiary, the Vesting Period and the Holding Period, if any, and any specific terms and conditions of the Free Shares determined by the Board of Directors not provided in the 2022 Free Share Plan, if any.

The Beneficiary shall acknowledge receipt of the Allocation documentation comprised of the Allocation Letter and of the 2022 Free Share Plan by accepting online his or her documentation by means of the tool made available by the Company and by sending signed copies of the Allocation Letter within three months from the date of notification by the Company of the availability online of the Allocation documentation, the documents being deemed to be received on the date of the electronic delivery, in the absence of which the Allocation shall be null and void for this Beneficiary.

6.	Vesting Period

6.1.       Principle

(a)       The Free Shares allocated under the 2022 Free Share Plan shall be definitively acquired by the Beneficiaries on the Acquisition Date at the end of the Vesting Period subject, unless decided otherwise by the Board of Directors as set forth in Article 6.1(c), to the continued Presence of the Beneficiary during the Vesting Period, in the absence of which he or she will not be entitled to acquire Free Shares on the date when this condition is no longer met, being specified that the Board of Directors is entitled to release a given Beneficiary from the continued Presence of the Beneficiary condition set forth above for all or part of the Shares granted.

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Should the Beneficiary be at the same time an employee and an officer of the same company or of two companies of the Group, the loss of one of these capacities shall not result in the loss of the right to acquire the Free Shares allocated under the 2022 Free Share Plan at the end of the Vesting Period.

Pursuant to Article L. 225-197-3 of the French Commercial Code, the Beneficiaries hold a claim against the Company which is personal and may not be transferred until the end of the Vesting Period.

During the Vesting Period, the Beneficiaries will not own the Free Shares and will not be shareholders of the Company. As a consequence, they will not hold any rights attached to the ordinary shares of the Company.

(b)       If the Beneficiary ceases to be an employee or officer of the Group more than one year after the Allocation Date but prior to (i) the Acquisition Date or (ii) in the case of an Allocation that vests in tranches, the vesting date of the first tranche of the Allocation (such date in either (i) or (ii), the “First Vesting Date”), the Beneficiary shall definitively acquire, on the First Vesting Date, a number of Free Shares that is equal to the pro rata portion (measured by the ratio of the total number of calendar days elapsed from the Allocation Date of the relevant Free Shares included to the date when the Beneficiary ceases to be an employee or officer of the Group excluded to the total number of calendar days between the Allocation Date included and the First Vesting Date included) of the number of Free Shares that the Beneficiary would have definitively acquired on the First Vesting Date, had the continued Presence condition set forth in Article 6.1(a) been satisfied on such date (rounded down to the nearest whole number). For instance, if the Beneficiary ceases to be an employee or officer of the Group the day following the first anniversary of the Allocation Date of his Free Shares and 25% of them vest upon the second anniversary thereof, he shall definitely acquire on such second anniversary date 365/730 * 12.5% of = 6.25% of his Free Shares, with the balance being automatically forfeited.

For the avoidance of doubt, this Article 6.1(b) shall apply only for Allocations where the First Vesting Date is more than one year after the Allocation Date.

(c)       In addition to any other powers set forth in the 2022 Free Share Plan and subject to the provisions of the 2022 Free Share Plan, the Board of Directors shall have the full and final power and authority, in its discretion, to determine the terms, conditions and restrictions applicable to each Allocation (which need not be identical) and any Free Shares acquired pursuant thereto. Further, the Board of Directors shall have the full and final power and authority, in its discretion, to determine whether, to what extent, and under what circumstances an Allocation may be settled, cancelled, forfeited, exchanged, or surrendered.

Notwithstanding Articles 6.4, 6.5, and 6.6 of the 2022 Free Share Plan, the Board of Directors shall not accelerate or shorten the minimum Vesting Period of one year. For clarity, there shall be no automatic acceleration of vesting with respect to an Allocation under the present 2022 Free Share Plan solely based on a Change in Control of the Company (subject to the provisions of Article 6.7).

6.2       Internal mobility

In the event of transfer or temporary assignment of the Beneficiary within a company of the Group, implying (a) the termination of the initial employment agreement and the entering into of a new employment agreement or of a position as officer, and/or (b) a resignation of the Beneficiary from his or her position as officer and the acceptance of a new position of officer or the entering into of a new employment agreement in one of such companies, the Beneficiary shall retain his or her right to be allocated Free Shares at the end of the Vesting Period.

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6.3       Agreed Leave of Absence Exceeding Three Months

In the event a Beneficiary is on an Agreed Leave, such Beneficiary’s Allocation(s) shall (a) stop vesting on the first day of the quarter immediately following the quarter during which the Agreed Leave begins; and (b) resume vesting on the first day of the quarter immediately following the quarter in which the Agreed Leave ends. As a result of any Agreed Leave, the Vesting Period for the applicable Allocation(s) shall be extended in accordance with this Article 6.3.

6.4       Disability

In the event of Disability before the end of the Vesting Period, the Free Shares shall be definitively acquired by the Beneficiary on the date of Disability.

6.5       Death

In the event of the death of the Beneficiary during the Vesting Period, the Free Shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance.

The request for allocation of the Free Shares shall be made within six months from the date of death in compliance with Article L. 225-197-3 of the French Commercial Code.

6.6       Retirement

In the event of the retirement of a Beneficiary during the Vesting Period, and notwithstanding the number of Free Shares that may vest pursuant to Article 6.1(b) upon the retirement of such Beneficiary, the Board of Directors of the Company may decide that the conditions set forth in Article 6.1 above shall be deemed to be met for all or part of the Free Shares prior to the date of such retirement.

6.7       Change in Control

(a)       Unless otherwise provided by the Board of Directors, an agreement is set between a Group company and the Beneficiary or in the applicable Allocation Letter, in the event of a Change in Control:

(i)       Where the successor corporation or parent or subsidiary of the successor corporation does not agree to assume or substitute for any outstanding Allocation, for each Allocation that is not assumed or substituted for and for which the Allocation Date is at least one year prior to the consummation of the Change in Control, the restrictions and forfeiture conditions applicable to the Vesting Period shall lapse and the Free Shares shall be deemed fully vested and definitively acquired by the Beneficiary prior to the consummation of the Change in Control. Any Allocation for which the Allocation Date is less than one year prior to the consummation of the Change in Control shall either be assumed or substituted for in accordance with Article 6.7(a)(ii) or cancelled in accordance with Article 6.7(a)(iii) below.

(ii)       For the purposes of this Article 6.7, an Allocation will be considered assumed or substituted if, (A) following the Change in Control, the Allocation confers the right to receive, for each Free Share subject to the Allocation immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) or the fair market value, as determined by the Board of Directors in good faith, of the consideration received in the Change in Control by holders of ordinary shares of the Company for each such share held on the effective date of the transaction; provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its parent, the Board of Directors may, with the consent of the successor corporation, provide that the consideration to be received for each Free Share shall be solely common stock of the successor corporation or its parent equal in fair market value, as determined by the Board of Directors in good faith, to the per share consideration received by holders of ordinary shares of the Company in the Change in Control; (B) any securities of the successor corporation or its parent forming part of the Allocation following the Change in Control are freely tradable on a major stock exchange; and (C) the Allocation otherwise remains subject to the same terms and conditions that were applicable to the Allocation immediately prior to the Change in Control.

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(iii)       Notwithstanding any other provision of the 2022 Free Share Plan, in the event of a Change in Control, except as would otherwise result in adverse tax consequences under Section 409A of the U.S. Internal Revenue Code, the Board of Directors may, in its discretion, provide that each Allocation shall, immediately upon the occurrence of a Change in Control, be cancelled in exchange for a payment in cash or securities in an amount equal to (A) the consideration paid per ordinary share of the Company in the Change in Control multiplied by (B) the number of Free Shares granted under the Allocation. The Board of Directors shall not be required to treat all Allocations similarly for purposes of this Article 6.7(a). Payment of amounts under this Article 6.7(a) shall be made in such form, on such terms and subject to such conditions as the Board of Directors determines in its discretion, which may or may not be the same as the form, terms and conditions applicable to payments to the Company's shareholders in connection with the Change in Control and may, in the Board of Directors’ discretion, include subjecting such payments to vesting conditions comparable to the Allocations surrendered, subjecting such payments to escrow or holdback provisions comparable to those imposed upon the Company's shareholders in connection with the Change in Control, or calculating and paying the present value of payments that would otherwise be subject to escrow or holdback terms.

(b)       The obligations of the Company under the 2022 Free Share Plan shall be binding upon any successor corporation or organization resulting from the Change in Control.

7.	Holding Period

7.1       Principle

(a)       During the Holding Period, if any, the Beneficiaries concerned will be the owner of the Free Shares allocated under the 2022 Free Share Plan and will be shareholders of the Company. As a consequence, they will benefit from all the rights attached to the capacity of shareholder of the Company.

However, the Free Shares shall not be available during the Holding Period (if any) and the Beneficiaries may not transfer or pledge the Free Shares, by any means, or convert them into the bearer form.

(b)       At the end of the Holding Period (if any), the Free Shares will be fully available, subject to the provisions of the following paragraph.

At the end of the Holding Period, if any, the Free Shares allocated under the 2022 Free Share Plan may not be transferred (i) if a “black-out” period is in effect pursuant to the Company’s Insider Trading Policy, as in effect at such time, or (ii) otherwise in contravention of any applicable laws or regulations, or trading rules or restrictions of any exchange on which the Company’s shares are listed at such time.

7.2       Specific situations

Notwithstanding the provisions of the second paragraph of Article 7.1 above, the Free Shares allocated to the Beneficiaries referred to in Article 6.4 above or to the beneficiaries of the deceased Beneficiary referred to in Article 6.5 above may be freely transferred as from the date of their final allocation.

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8.	Characteristics of the Free Shares

The Free Shares definitively acquired shall be, at the Company’s choice, new ordinary shares to be issued by the Company or existing shares acquired by the Company.

As from the Acquisition Date, the Free Shares shall be subject to all the provisions of the Bylaws. They shall be assimilated to existing ordinary shares of the Company and shall benefit from the same rights as from the Acquisition Date.

9.	Delivery and holding of the Free Shares

At the end of the Vesting Period, the Company shall deliver to the Beneficiary the Free Shares allocated under the 2022 Free Share Plan provided that the conditions and criteria for such allocation provided by Articles 5 and 6 above are met.

If the Acquisition Date is not a Working Day, the delivery of the Free Shares shall be completed the first Working Day following the end of the Vesting Period.

The Free Shares that may be acquired under the 2022 Free Share Plan will be held, during the Holding Period, if any, in nominative form (nominatif pur) in an individual account opened in the name of the relevant Beneficiary at CACEIS Corporate Trust with a legend stating that they cannot be transferred. If the provisions of Article 7.1(b) above are applicable at the end of the Holding Period (or the end of the Vesting Period if there is no Holding Period), the Free Shares shall remain in nominative form (nominatif pur) at CACEIS Corporate Trust until such time as they are transferred to make sure that the restrictions set forth in Article 7.1(b) above are complied with.

In the event that, as a consequence of the Allocation of Free Shares under the 2022 Free Share Plan, the Company or any of the companies of the Group shall be compelled to pay taxes, social costs or any other social security taxes or contributions on behalf of the Beneficiary, the Company retains the right to postpone or to forbid the delivery of the Free Shares on the Acquisition Date until the relevant Beneficiary has paid to the Company or to the relevant company of the Group the amount corresponding to these taxes, social costs, or social security taxes or contributions.

Without prejudice to the above, 10% of the Free Shares allocated to the Chairman of the Board (Président du Conseil d’administration), the Chief Executive Officer (Directeur Général), and other deputy executive officers (Directeurs Généraux Délégués) of the Company or of an Affiliated Company having its registered office in France, must be held in registered form and must not be sold, leased or converted to bearer shares until the mandate as executive officer is over.

The amount of Free Shares to be held shall be determined by taking into account all the shares already held pursuant to the requirements of the previous free share plans.

10.	Shares subject to plan; individual limitations

10.1       Shares Available for Issuance.

The 2022 Free Share Plan provides for the allocation of up to a total of 600,000 Free Shares of the Company to the benefit of eligible employees and officers.

In the event that an Allocation, or any part thereof, for any reason is terminated or canceled without having been definitively acquired by its Beneficiary, or has otherwise not vested, the unacquired portion of Free Shares relating to such Allocation shall, provided the 2022 Free Share Plan is still in force, again be available for future allocation pursuant to the 2022 Free Share Plan. Notwithstanding any provision of the 2022 Free Share Plan or the Appendix thereunder to the contrary, Free Shares withheld or reacquired by the Company in satisfaction of tax withholding obligations with respect to a Beneficiary shall not again be available for issuance under the 2022 Free Share Plan.

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11.	Intermediary operations

Subject to Article 6.7, in the event of exchange without equalization payment in cash (soulte) resulting from a merger or spin-off completed during the Vesting Period or the Holding Period (if any), the remainder of such period(s) shall apply to the rights to receive free shares of the Company or free shares of the surviving entity received by the Beneficiary in exchange for his rights to receive Free Shares.

The same shall apply in the event of exchange resulting from a public tender offer, a stock split or reverse stock split completed in compliance with applicable regulations during the Holding Period, if any.

12.	Adjustment

Should the Company, during the Vesting Period, undergo an amortization, reduce its share capital, change the allocation of its profits, allocate free shares to all the shareholders, capitalize reserves, profits or issuance premiums, allocate reserves or issue equity securities or give a right to the allocation of equity securities, including a preferential subscription right reserved to the shareholders or any other corporate transaction or event having an effect similar to any of the foregoing, the maximum number of Free Shares allocated under the 2022 Free Share Plan may be adjusted in order to take into account said operation by application, mutatis mutandis, of the terms of adjustment provided by the law for the beneficiaries of stock options.

Each Beneficiary shall be informed of the practical terms of the adjustment and of its consequences on the Allocation of Free Shares he or she benefited from, it being specified that the free shares of the Company allocated pursuant to this adjustment shall be governed by the present 2022 Free Share Plan.

13.	Amendment to the 2022 Free Share Plan

13.1       Principle

The present 2022 Free Share Plan may be amended by the Board of Directors, provided that any such amendment may be subject to shareholder approval to the extent required in order to comply with applicable law or the rules of the Nasdaq Stock Market applicable to foreign private issuers, such as EDAP TMS, and shall be in accordance with applicable law; in any event, any negative vote by shareholders on any amendment will not affect the validity of any previously allocated Free Shares. Any such amendment shall be subject to the written consent of the Beneficiaries if it results in a decrease in the rights of said Beneficiaries.

The new provisions shall apply to the Beneficiaries of the Free Shares during the Vesting Period on the date of the decision to amend the 2022 Free Share Plan made by the Board of Directors, or the written consent of the Beneficiary, if required.

13.2       Notice of the amendments

The affected Beneficiaries shall be notified of an amendment to the 2022 Free Share Plan, by any reasonable means, including by electronic delivery, internal mail, by simple letter or, with acknowledgement of receipt, by fax or by e-mail.

14.	Tax and social rules

The Beneficiary shall bear all taxes and mandatory costs which he or she must bear pursuant to the applicable law in relation to the allocation of Free Shares, on the due date of said taxes or costs.

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Each Beneficiary shall verify and carry out, as the case may be, the declaratory obligations he or she must comply with in relation to the allocation of the Free Shares.

15.	Miscellaneous

15.1       Rights in relation to the capacity of employee

No provisions of the present 2022 Free Share Plan shall be construed as granting to the Beneficiary a right to have his or her employment agreement with the Company or any of the companies of the Group maintained, or limiting the right of the Company or any of the companies of the Group to terminate or amend the terms and conditions of the employment agreement of the Beneficiary.

15.2       Rights in relation to future free share plans

The fact that a person may benefit from the 2022 Free Share Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.

15.3       Applicable law - Jurisdiction

The present 2022 Free Share Plan is subject to French law. Any dispute relating to its validity, its interpretation or its performance shall be decided by the competent courts of the French Republic.

15.4       Provisions Applicable to Beneficiaries Located outside of France

The attached Appendix applies to Beneficiaries located outside of France.

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APPENDIX

TERMS AND CONDITIONS

This Appendix contains additional terms and conditions that, unless as provided otherwise, will apply to the Beneficiary if he or she resides outside of France. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the 2022 Free Share Plan.

NOTIFICATIONS

This Appendix also includes information regarding exchange control and certain other issues of which the Beneficiary should be aware with respect to his or her participation in the 2022 Free Share Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of 2022. Such laws are often complex and change frequently. The Company therefore strongly recommends that the Beneficiary not rely on the information in this Appendix as the only source of information relating to the consequences of his or her participation in the 2022 Free Share Plan because such information may be outdated when the Beneficiary vests in the Free Shares and/or sells any Free Shares issued pursuant to the award.

GENERAL PROVISIONS

Taxes. Regardless of any action the Company or the Beneficiaries’ employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding (“Tax-Related Items”), the Beneficiary acknowledges that the ultimate liability for all Tax-Related Items legally due by the Beneficiary is and remains the Beneficiary’s responsibility and that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Free Share grant, including the grant, vesting of the Free Shares, the subsequent sale of Free Shares acquired pursuant to such vesting and the receipt of any dividends; and (b) do not commit to structure the terms of the grant or any aspect of the Free Shares to reduce or eliminate the Beneficiary’s liability for Tax-Related Items.

Prior to the time when the Free Shares are considered taxable, the Beneficiary will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding obligations of the Company and/or the Employer, if any. In this regard, the Beneficiary authorizes the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by the Beneficiary from the Beneficiary’s compensation paid to the Beneficiary by the Company and/or Employer or from proceeds of the sale of Free Shares. Alternatively, or in addition, if permissible under local law, the Company may (a) sell or arrange for the sale of Free Shares that the Beneficiary acquires to meet the withholding obligation for Tax-Related Items and/or (b) withhold in Free Shares, provided that the Company only withholds the amount of Free Shares necessary to satisfy the minimum withholding amount. Finally, the Beneficiary will pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of the Beneficiary’s participation in the 2022 Free Share Plan or the Beneficiary’s acquisition of Free Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the vesting and refuse to deliver the Free Shares if the Beneficiary fails to comply with Beneficiary’s obligations in connection with the Tax-Related Items as described in this section.

Nature of Grant. In accepting the grant, the Beneficiary acknowledges that:

(a)       the 2022 Free Share Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the 2022 Free Share Plan;

(b)       the grant of the Free Shares is voluntary and occasional and does not create any contractual or other right to receive future grants of Free Shares, or benefits in lieu of Free Shares, even if Free Shares have been granted repeatedly in the past;

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(c)       all decisions with respect to future grants, if any, will be at the sole discretion of the Company;

(d)       the Beneficiary’s participation in the 2022 Free Share Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate the Beneficiary’s employment relationship at any time with or without cause unless otherwise required under local law;

(e)       the Beneficiary is voluntarily participating in the 2022 Free Share Plan;

(f)       the Free Shares are an extraordinary item that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Beneficiary’s employment contract, if any;

(g)       the Free Shares are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h)       in the event that the Beneficiary is not an employee of the Company, the grant will not be interpreted to form an employment agreement or relationship with the Company; and furthermore, the grant will not be interpreted to form an employment agreement with the Employer or any subsidiary or affiliate of the Company;

(i)       the future value of the underlying Free Shares is unknown and cannot be predicted with certainty;

(j)       if the Beneficiary obtains Free Shares, the value of those Free Shares may increase or decrease;

(k)       in consideration of the grant, no claim or entitlement to compensation or damages shall arise from termination of the award of Free Shares or diminution in value of the award resulting from termination of the Beneficiary’s employment with the Company or the Employer (for any reason whatsoever) and the Beneficiary irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing the 2022 Free Share Plan, the Beneficiary shall be deemed irrevocably to have waived the Beneficiary’s entitlement to pursue such claim; and

(l)       unless otherwise decided by the Board of Directors, in the event of termination of Beneficiary’s employment during the Vesting Period, the Beneficiary’s right to vest in the Free Shares under the 2022 Free Share Plan, if any, will terminate effective as of the date that the Beneficiary is no longer actively employed and will not be extended by any notice period mandated under the local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law).

Data Privacy. The provisions in this section “Data Privacy” apply to all Beneficiaries, including those residing in France. The Company processes the personal data of the Beneficiary for the exclusive purpose of implementing, administering and managing the Beneficiary’s participation in the 2022 Free Share Plan, on the basis of the performance of the Allocation Letter and the 2022 Free Share Plan with respect to the Beneficiary. The Company shall comply with all applicable privacy and data protection laws, rules and regulations in connection with the processing of personal information as contemplated under the 2022 Free Share Plan. The Company shall maintain appropriate technical, organizational and physical safeguards to protect personal information of Beneficiary from unauthorized access and loss due to disclosure. The Company maintains documentation necessary to demonstrate its compliance with such applicable privacy and data protection laws, rules and regulations. The Company shall enter into written agreements with any service provider that may processes Beneficiary’s personal information to maintain equivalent technical, organizational and physical safeguards.

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The Beneficiary understands that the Company processes personal information about the Beneficiary, including, but not limited to, the Beneficiary’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all awards or any other entitlement to Free Shares awarded, canceled, exercised, vested, unvested or outstanding in the Beneficiary’s favor (“Data”).

The recipients of the Data include duly authorized personnel of the Company and its subsidiaries or affiliates who have access to the Data in connection with the performance of the 2022 Free Share Plan, any service providers and consultants acting on their behalf in the processing of the Data, as well as regulatory, administrative or judicial authorities within the scope of their respective missions.

The Beneficiary understands that, in the framework of the processing of the Data by the Company as described herein, such Data may be transferred outside of the European Economic Area and that it is possible that the recipients’ country may have different data privacy laws and protections than the Beneficiary’s country. To the extent necessary, the Company will implement appropriate safeguards for such data transfers. The Beneficiary may request detailed information on such safeguards, as the case may be, by contacting the Beneficiary’s local human resources representative. The Beneficiary understands that Data will be held only as long as is necessary to implement, administer and manage the Beneficiary’s participation in the 2022 Free Share Plan, without prejudice of the legal obligations applicable to the Company in respect of Data retention, as the case may be. The Beneficiary understands that the Beneficiary may, at any time, and subject to applicable legal and regulatory provisions, contact the Company to exercise his/her rights to access the Data, rectify or erase the Data, limit the processing of the Beneficiary’s Data, object such processing or request the portability of his/her Data, by contacting in writing the Beneficiary’s local human resources representative. The Beneficiary understands, however, that the processing of his/her Data is necessary for the performance of the Plan and that if the Beneficiary does not provide his/her Data, this may affect the Beneficiary’s ability to participate in the 2022 Free Share Plan. For more information on the consequences of a potential request for erasure or objection that the Beneficiary may contemplate, the Beneficiary understands that the Company may contact the Beneficiary’s local human resources representative. The Beneficiary also has the right to provide the Company with specific instructions for the processing of his/her Data after his/her death. Finally, the Beneficiary has the right to lodge a complaint with a supervisory authority in relation to the processing of his/her Data.

Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to the 2022 Free Share Plan or future awards that may be granted under the 2022 Free Share Plan by electronic means or to request the Beneficiary’s consent to participate in the 2022 Free Share Plan by electronic means. The Beneficiary hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the 2022 Free Share Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

Severability. The provisions of this 2022 Free Share Plan are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

For Beneficiaries who are tax residents of, or subject to tax in, the United States (“U.S. Beneficiaries”)

The U.S. Beneficiary acknowledges that the Free Shares are securities, the issuance by the Company of which requires compliance with federal and state securities laws.

The U.S. Beneficiary acknowledges that these securities are made available to the U.S. Beneficiary only on the condition that the U.S. Beneficiary makes the representations contained in this section to the Company.

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The U.S. Beneficiary has made a reasonable investigation of the affairs of the Company sufficient to be well informed as to the rights and the value of these securities.

The intent of the parties is that payments and benefits under the 2022 Free Share Plan comply with,[1] or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") to the extent subject thereto, and, accordingly, to the maximum extent permitted, the 2022 Free Share Plan and the Allocation Letters thereunder shall be interpreted, construed and administered consistent with that intent.  Any reference to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such section by the U.S. Department of the Treasury or the Internal Revenue Service. If any of the terms and conditions of the 2022 Free Share Plan or any Allocation Letter contravenes any regulations or guidance under Section 409A of the Code or could cause any granted award to be subject to taxes, interest or penalties under Section 409A of the Code, the Company may, in its sole discretion and without the U.S. Beneficiary’s consent, modify the 2022 Free Share Plan or grant documents to: (a) comply with, or avoid being subject to Section 409A of the Code, (b) avoid the incurrence of additional taxes, interest or penalties under Section 409A of the Code, and (c) maintain, to the maximum extent practicable, the original intent of the applicable term, condition or provision without contravening the provisions of Section 409A of the Code.

Notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the U.S. Beneficiary shall not be considered to have separated from service with the Company for purposes of this 2022 Free Share Plan and no payment or benefit shall be due to the U.S. Beneficiary under the 2022 Free Share Plan and the Allocation Letters thereunder on account of a separation from service until the Beneficiary would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A of the Code.  Any payments or benefits (including vesting grants) described in the 2022 Free Share Plan and the Allocation Letters thereunder that are due within the “short-term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise.  Notwithstanding anything to the contrary in the 2022 Free Share Plan and the Allocation Letters thereunder, to the extent that any amounts are payable upon a “separation from service” (as determined in accordance with Section 409A of the Code), the U.S. Beneficiary is a “specified employee” (within the meaning of Section 409A of the Code), and such payment is a “deferral of compensation” (as defined for purposes of Section 409A of the Code), such payment, under this 2022 Free Share Plan or any other agreement of the Company, shall be made on the first business day of the seventh month after the date of such separation from service (or death, if earlier). Each payment under the 2022 Free Share Plan shall considered a separate payment for purposes of Section 409A of the Code.

For U.S. Beneficiaries, notwithstanding anything to the contrary contained in Article 6.4 of the 2022 Free Share Plan, the Free Shares shall be delivered no later than the 30th day following the date on which the Disability is incurred by the U.S. Beneficiary; provided, that any such Disability will be within the meaning of Section 409A of the Code, and the regulations promulgated thereunder.

For U.S. Beneficiaries, notwithstanding anything to the contrary contained in Article 6.5 of the 2022 Free Share Plan, the Free Shares shall be delivered no later than the fifteenth day of the third month after the date of the U.S. Beneficiary’s death.

Section 6.6 (Retirement) of the 2022 Free Share Plan does not apply to U.S. Beneficiaries.

For U.S. Beneficiaries, notwithstanding anything to the contrary contained in Article 6.7 of the 2022 Free Share Plan, if Shares are definitively acquired on a Change in Control (i.e., issued to you) and the Free Shares are deemed to be nonqualified deferred compensation under Section 409A of the Code, such Shares may only be acquired upon such Change in Control if it qualifies as a permissible date of distribution under Section 409A(a)(2)(A) of the Code and the regulations thereunder, and if such Change in Control does not qualify as a permissible date of distribution, the Shares shall be issued when they otherwise would have been issued as though such Change in Control had not occurred.

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The Company makes no representation that any or all of the payments described in the 2022 Free Share Plan and the Allocation Letters thereunder will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The U.S. Beneficiary shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

The Company makes no representation as to the tax status of the 2022 Free Share Plan to the U.S. Beneficiary who should seek his or her own tax advice.

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Exhibit 1

Form of Allocation Letter to Beneficiaries Residing in France

[Beneficiary Name and Address]

[Date]

[Letter delivered by electronic delivery/ Letter with acknowledgment of receipt requested]

[Name of Beneficiary],

We have the pleasure to inform you that, pursuant to the authorization granted by the shareholders’ meeting held on June 30, 2022, the board of directors of EDAP TMS (the “Company”), during its meeting held on [ ] (the “Allocation Date”), allocated to you free shares of the Company (the “Allocation”), under the terms and conditions provided for in Articles L. 225-197-1 to L. 225-197-5 of the French Commercial Code, in the 2022 Free Share Plan of the Company (the “ 2022 Free Share Plan”) and specific conditions set forth in this Allocation Letter, according to the deliberation of the Board of Directors during its meeting held on November [ ], 2022. Capitalized terms that are used but not defined herein shall have the meaning ascribed to such terms in the 2022 Free Share Plan.

The Board of Directors allocated to you [ ] free ordinary shares of the Company (the “Free Shares”), with a par value of EUR 0.13 each.

The period (named “Vesting Period”) at the end of which the Allocation will become effective and final (i.e., the Free Shares will be issued to you and be your property), has been set at [ ] year(s) as from the Allocation Date.

Except as provided below, the Free Shares will thus be definitively acquired at the end of the Vesting Period.

[If the Board of Directors decides not to condition the definitive acquisition to the continued Presence of the employee during the Vesting Period: The Board of Directors, as permitted by the 2022 Free Share Plan, decided that the definitive acquisition of the Free Shares at the end of the Vesting Period is not subject to your continued Presence as Beneficiary during the Vesting Period. Therefore, those provisions relating to any Presence requirement as found in Articles 6.1(a), 6.1(b), 6.2 and 6.3 as well as paragraph (l) of the Appendix of the 2022 Free Share Plan, do not apply to this Allocation.]

In the event of Disability before the end of the Vesting Period, the Free Shares shall be definitively acquired on the date of Disability. In the event of death of the Beneficiary during the Vesting Period, the Free Shares shall be definitively acquired at the date of the request of allocation made by your beneficiaries in the framework of the inheritance. The request for allocation of the Free Shares shall be made within six (6) months from the date of death in compliance with Article L. 225-197-3 of the French Commercial Code.

The period (named “Holding Period”) during which you may not transfer or pledge your Free Shares, by any means, or convert them into the bearer form, has been set at [ ] as from the Acquisition Date.

The detailed terms of such Allocation are described in the 2022 Free Share Plan, a copy of which is attached hereto. The 2021 Free Share Plan is hereby incorporated by reference and made a part hereof, and the Free Shares granted herein shall be subject to all terms and conditions of the 2022 Free Share Plan [If the Board of Directors decides not to condition the definitive acquisition to the continued presence during the Vesting Period:, except with respect to any Presence requirement found in Articles 6.1(a), 6.1(b), 6.2 and 6.3 as well as the paragraph (l) of the Appendix and this Allocation Letter].

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In the event of any conflict between the provisions of this Allocation Letter and the provisions of the 2022 Free Share Plan, the provisions of the 2022 Free Share Plan shall govern.

Thank you for sending a copy of the 2022 Free Share Plan to Blandine CONFORT (bconfort@edap-tms.com) , duly initialed and signed, not later than [ ], failing which the above grant shall be null and void.

Yours sincerely,

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